SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 10, 2020.

TRANSLATION

Buenos Aires, August 10, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Appointment of Market Relations Officer and Alternates.

Dear Sirs:

We are hereby addressing you in compliance with the requirements of Article 23, Chapter VI of the ByMA Regulations.

In this regard, we inform that the Board of Directors of the Company, at its meeting held on August 10, 2020, and pursuant to Article 99 Subsection (a) of Law 26,831, the Capital Markets Law, appointed Mr. Santiago Damián Wesenack as Market Relations Officer and Messrs. Alejandro Lew, Ignacio Rostagno, Germán Fernández Lahore and Paola Verónica Garbi, as his first, second, third and fourth alternates, respectively.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 11, 2020	By:	/s/ Santiago Wesenack
	Nam:	Santiago Wesenack
	Title:	Market Relations Officer